Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FUSION ACQUISITION CORP. II

Fusion Acquisition Corp. II (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. The name of the Corporation is Fusion Acquisition Corp. II. The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on January 11, 2021 (the “Original Certificate”)

2. The first Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on February 18, 2021 (the “First A&R Certificate”)

3. A second amended and restated certificate of incorporation, which amends the First A&R Certificate, was filed with the Secretary of State of the State of Delaware on February 25, 2021 and was amended by the filing of the first certificate of amendment on March 1, 2023 (the “Second A&R Certificate”).

4. This Second Amendment (this “Amendment”) to the Second A&R Certificate amends the Second A&R Certificate.

5. This Amendment to the Second A&R Certificate was duly adopted by the affirmative vote of the holders of at least 65% of the outstanding shares of common stock at a meeting of stockholders in accordance with ARTICLE IX of the Second A&R Certificate and the provisions of Section 242 the DGCL.

6. The text of Section 9.1(b) of Article IX of the Second A&R Certificate is hereby amended and restated to read in its entirety as follows:

“(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 20, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 36 months from the closing of the Offering, (iii) the redemption of 100% of the Offering Shares in connection with the Board’s determination, in its sole discretion, to wind up the Corporation’s operations, as included in a public announcement, and (iv) the redemption of shares in connection with a vote seeking to amend such provisions of this Second A&R Certificate as described in Section 9.7. Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holder is a Sponsor or officer or director of the Corporation, or affiliate of any of the foregoing) are referred to herein as “Public Stockholders.”

7. The text of Section 9.2(a) of Article IX of the Second A&R Certificate is hereby amended and restated to read in its entirety as follows:

“(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) hereof

(such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”).”

8. The text of Section 9.2(d) of Article IX of the Second A&R Certificate is hereby amended and restated to read in its entirety as follows:

“(d) In the event that the (1) Corporation has not consummated an initial Business Combination within 36 months from the closing of the Offering or (2) the Board, in its sole discretion, elects to wind up the Corporation’s operations on an earlier date as determined by the Board and included in a public announcement, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.”

9. The text of Section 9.2(e) of Article IX of the Second A&R Certificate is hereby amended and restated to read in its entirety as follows:

“(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.”

10. The text of Section 9.2(f) of Article IX of the Second A&R Certificate shall be deleted in its entirety.

11. The text of Section 9.7 of Article IX of the Second A&R Certificate is hereby amended and restated to read in its entirety as follows:

“Section 9.7 Additional Redemption Rights. If, in accordance with Section 9.1(a), any amendment is made to this Second A&R Certificate (a) to modify the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination within 36 months from the date of the closing of the Offering or (b) with respect to any other material provisions of this Second A&R Certificate relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes, divided by the number of then outstanding Offering Shares.”

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Second A&R Certificate to be duly executed in its name and on its behalf by an authorized officer as of this 1st day of September, 2023.

/s/ John James
John James
Chief Executive Officer

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